Exhibit 1 - Federal Court Complaint



                          UNITED STATES DISTRICT COURT

                              DISTRICT OF COLORADO

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CNH HOLDINGS COMPANY,                  )
                                       )
         Plaintiff                     )
                                       )
         vs.                           )
                                       )
TEXAS CAPITAL ADVISORS, INC.           )        Case No.:
SCOTT PAULSON,                         )
ROBERT BAKER                           )
LARRY TATE and                         )
GERALD PYBAS,                          )
                                       )
         Defendants                    )
                                       )
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                                    COMPLAINT

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Plaintiff CNH Holdings Company, by and through counsel, Mark S. Pierce, Esq., alleges for its Complaint the following:

                             PRELIMINARY STATEMENT:

1. Defendants, personally or through the direction of their agents, have engaged in acts, transactions, practices and courses of business which constitute violations of Plaintiff's rights granted under the securities laws and regulations of the United States of America, as well as violations of Plaintiffs' rights granted under state corporate and the common law.

2. Plaintiff brings this action pursuant to Sections 21 and 27 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), [15 U.S.C. Section 78v and Section 78aa], Section 11-51-101, et. seq., and various state corporate and common law principles.

3. Each of the Defendants has, directly or indirectly, made use of the means and instrumentalities of interstate commerce and of the mails in connection with the acts, practices, and courses of business herein complained of, a preponderance of which have occurred within the State of Colorado, and which include devices, schemes or artifices to defraud or manipulative or deceptive devices or contrivances in contravention of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder.

4. Jurisdiction lies in this Court pursuant (i) to Section 27 of the Exchange Act, (ii) with 28 U.S.C. Section 1367 providing jurisdiction over the supplemental claims, and (iii) to 28 U.S.C. Section 1332 providing jurisdiction because of the diversity between Plaintiff and Defendants and the amount in controversy exceeding the jurisdictional requirement.

5. This is an action for money damages and the recovery of shares of stock pursuant to Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, and various corporate and common law principles provided by state law.

                                    PARTIES:

6. Plaintiff CNH Holdings Company ("Plaintiff" or, alternatively, "CNHH") is a Nevada corporation which maintains its principal executive and business offices at 460 Ogden Street, Denver, Colorado 80218, and which previously maintained its principal business operations during a substantial portion of the acts complained of at either 1143 Auraria Parkway, Unit 403A, Denver, Colorado 80204 or 1999 Broadway, Ste. 3235, Denver, Colorado 80202.

7. CNH has a class of equity securities (i.e., its common stock) registered under Section 12 of the Exchange Act.

8. CNHH and certain of affiliates are, therefore, required to file reports under the provisions of Section 13 of the Exchange Act with the U.S. Securities and Exchange Commission ("SEC").

9. Defendant Texas Capital Advisors ("TCA"), on information and belief, claims to be a Texas corporation with a business address of 7457 Harwin St., Ste. 304, Houston, Texas 77036.

10. TCA has physically transacted business in Colorado in regard of its relationship with and demands of CNHH, including, among other things, its claimed relationship with certain of the purported officers, directors, employees, agents and clients of CNHH and TCA, each of whom has had business dealings with Plaintiff in Colorado and each of whom is a defendant in this action, and in regard of its purported share ownership in CNHH.

11. Defendant Scott Paulson ("Paulson"), on information and belief, claims to be a Texas resident with a business address of 7457 Harwin St., Ste. 304, Houston, Texas 77036, and, on information and belief, is an officer, director and/or interest holder in TCA.

12. Paulson has physically transacted business in Colorado in regard of his relationship with and demands of CNHH, including, among other things, his claimed relationship with certain of the purported officers, directors, employees, agents and clients of CNHH and TCA, each of whom has had business dealings with Plaintiff in Colorado and each of whom is a defendant in this action, and in regard of his purported share ownership in CNHH and his purported claim of being an officer and director of CNHH..

13. Defendant Robert A. Baker ("Baker"), on information and belief, claims to be a Texas resident with a principal business address of 7457 Harwin St., Ste. 304, Houston, Texas 77036.

14. Baker has physically transacted business in Colorado in regard of his relationship with and demands of CNHH, including, among other things, his claimed relationship with certain of the purported officers, directors, employees, agents and clients of CNHH and TCA, each of whom has had business dealings with Plaintiff in Colorado and each of whom is a defendant in this action, and in regard of his purported share ownership in CNHH and his purported claim of being an officer and director of CNHH.

15. Defendant Larry Tate ("Tate"), on information and belief, is a Texas resident with a principal business address of 1420 North Longview Street, Kilgore, Texas 75662.

16. Tate has physically transacted business in Colorado in regard of his relationship with and demands of CNHH, including, among other things, his purported services and position as an officer, director and significant shareholder of CNHH.

17. Defendant Gerald Pybas ("Pybas"), on information and belief, is a Texas resident with a principal business address of 1420 North Longview Street, Kilgore, Texas 75662.

18. Pybas has physically transacted business in Colorado in regard of his relationship with and demands of CNHH, including, among other things, his purported services and position as an officer, director and significant shareholder of CNHH.

                              GENERAL ALLEGATIONS:

SEDI Acquisition:

19. On June 15, 1998, CNHH was fraudulently induced to enter into an agreement (the "SEDI Contract") with, among others, Tate and Pybas.

20. The negotiations leading to, and the original execution and delivery of the SEDI Contract, took place in Denver, Colorado, at the principal business offices of CNHH.

21. CNHH under the SEDI Contract agreed to acquire all of the outstanding proprietary interest of Southport Environmental and Development, Inc. ("SEDI"), from Tate and Pybas in a share for share exchange.

22. CNHH subsequently acquired all of the outstanding shares of SEDI in exchange for its issuance and delivery of 6,000,000 common shares to Tate and Pybas (the "SEDI CNHH Common Shares") and 200,000 shares of Class A: 10% Dividend Bearing Preferred Stock to Tate and Pybas, among others (the "SEDI CNHH Preferred Shares").

23. Tate and Pybas, as a direct and proximate result of the fraudulently obtained execution and delivery of the SEDI Contract, were subsequently appointed to the board governing CNHH.

24. Tate and Pybas, as a direct and proximate result of the fraudulently obtained execution and delivery of the SEDI Contract, then appointed themselves as the principal executive officers of CNHH.

25. The result of the SEDI Contract was that SEDI was eventually acquired as a wholly-owned subisidiary of CNHH and Tate and Pybas acquired control of CNHH through their positions as directors and executive officers of CNHH and their ownership of approximately 80% of the outstanding common and approximately 80% of the outstanding preferred stock of CNHH at the time.

The Conspiracy:

26. Tate and Pybas were, on information and belief, introduced to TCA and Paulson in the second quarter of 1999.

27. Paulson, on information and belief and in conversations confirmed with Pybas, was originally introduced to Tate and Pybas for the purpose of providing public relations services to CNHH.

28. TCA and Paulson, however, had no experience in this industry; therefore, their efforts were useless and provided no result.

29. TCA and Paulson then approached Tate and Pybas for the purpose of acquiring control of CNHH as a publicly-traded vehicle.

30. Tate and Pybas, in conspiracy with TCA and Paulson, then began the process of constructing and implementing their scheme to turn over control of CNHH to TCA and Paulson without consideration, through the fabrication of agreements which had no substance, through false public reports and in derivation of the rights of CNHH and its remaining shareholders under applicable corporate law; specifically including, but not limited to, the following (the foregoing allegations and those which are stated subsequently, are collectively referred to as the "Conspiracy")

     TCA Underwriting Agreement:

31. On November 14, 1999, TCA, through Paulson, entered into an underwriting agreement (the "TCA Underwriting Agreement") with CNHH pursuant to which TCA agreed to sell on a private basis 400,000 shares of a preferred stock (the "Private Offering") of a wholly-owned subsidiary of CNHH, that being Telenergy Communications, Inc. ("Telenergy").

32. Neither TCA nor Paulson is registered with any federal or state regulatory agency for the purpose of selling securities, and are, therefore, not legally qualified to sell securities on behalf of any other person; thus, neither TCA nor Paulson could have legally performed under the TCA Underwriting Agreement and each of these defendants was in violation of applicable federal and state securities law as a result.

33. TCA and Paulson subsequently prepared a five page "Private Placement Memorandum" for the purpose of effecting the Private Offering.

34. The memorandum which TCA and Paulson prepared was so deficient as to not warrant further comment on their respective efforts or abilities in this regard other than to note a complete and total failure of consideration by TCA and Paulson under the Underwriting Agreement in addition to their legal disability.

35. The TCA Underwriting Agreement was not announced to the public, nor was it reported as a material contract using Form 8-KSB under the Exchange Act, although legally required by applicable securities laws to be publicly disclosed and reported under the Exchange Act.

     TCA Bridge Loan:

36. Tate, Pybas, TCA and Paulson, in furtherance of their Conspiracy, then caused CNHH to obtain a "bridge loan."

37. The bridge loan was claimed to have been closed on December 24, 1999, although (1) no announcement was made to the public concerning the purported loan,(2) no Form 8-KSB was filed under the Exchange Act in regard to the transaction as required by law to report a change of control since Paulson, through TCA, acquired 4,000,000 out of approximately 11,000,000 shares of CNHH then outstanding, (3) Neither Paulson nor TCA filed a Form 3 under the Exchange Act, as required by law, and (4) Neither Paulson nor TCA filed a Schedule 13D under the Exchange Act until February 3, 2000, approximately 41 days after the purported transaction is claimed to have been closed.

38. The purported loan was claimed to have been made, in part, as a bridge for the purpose of completing the Private Offering which TCA and Paulson had illegally undertaken to make on behalf of CNHH and Telenergy and in which they had totally and completely failed.

39. Under the purported loan, Tate, Pybas, Paulson and TCA made it the responsibility of CNHH and Telenergy to fulfill TCA's and Paulson's obligations under the Underwriting Agreement and sell the Private Offering; thus, it now inexplicably became the obligation of CNHH to fulfill and perform on behalf of TCA and Paulson under the Underwriting Agreement, thereby making CNHH the recipient of the services which it was not obligated to perform.

40. Under the purported loan, TCA was to have deposited the sum of $500,000 in two equal installments of $250,000 each, the first of which was to have taken place no later than December 30, 1999, and the second of which was to have taken place no later than January 7, 2000.

41. Paulson and TCA never made the proceeds claimed under the loan available to CNHH and, in fact, maintained dominion and control over such funds as may have been made available.

42. Further, neither of the two installments claimed under the purported loan were timely, if at all, met by Paulson and TCA.

43. The purported loan was claimed to have been evidenced by a promissory note ("Promissory Note") which was to have borne interest at the initial and commercially excessive rate of 15%, was claimed to be due and payable on or before June 30, 2000, and was claimed to have borne default interest at the rate of 20%.

     Security for the Loan:

44. The loan was primarily secured by the full faith and credit of CNHH, as evidenced by the Promissory Note, and, further, by paragraphs 4, 5 and 6 of the loan agreement concocted by Tate, Pybas, Paulson and TCA to evidence the purported loan (the "Loan Agreement").

45. Paragraph 4 of the Loan Agreement provided that CNHH was to have used its reasonable and best efforts to market and sell the Private Offering, even though it was Paulson's and TCA's obligation to sell the Private Offering under the terms and conditions of the Underwriting Agreement; thus, CNHH now somehow became inexplicably obligated to perform the services Paulson and TCA were illegally to have performed under the Underwriting Agreement, even though CNHH had no ability to sell securities and had initially sought the services of Paulson and TCA in doing so.

46. Paragraph 4 of the Loan Agreement further provides that CNHH, on completion of the Private Offering, was to have immediately conveyed to TCA by certified funds or wire transfer the full amount of principal and interest then outstanding under the Loan.

47. Paragraph 5 of the Loan Agreement provided that, in the event that the loan was not paid on or before June 30, 2000, CNHH was to have granted and transferred to TCA a lien on any and all assets owned by CNHH and Telenergy for the purpose of reducing the amount then outstanding under the loan.

48. Paragraph 6 of the Loan Agreement provided that, in addition to the foregoing three levels of security (those being (1) CNHH's full faith and credit, (2) the proceeds from the Private Offering and (3) all of the assets of CNHH and Telenergy), CNHH wasw to provide as additional security for the purported loan 1,000,000 shares of CNHH's common stock with a market valuation then equal to approximately $.75 per share, an aggregate of $750,000.

     Loan Fee:

49. Paragraph 6 of the Loan Agreement provided that Paulson and TCA were to have received 3,000,000 shares of CNHH common stock as a "fee" for making the purported loan.

50. The price of a share of common stock at December 24, 1999, approximated $.75 per share; thus, Paulson and TCA were to have received approximately $2,250,000 in consideration for purportedly making a loan of $500,000 which had four levels of security and which was never funded.

51. The foregoing fee is a part of the payments to be made under the Loan Agreement and Promissory Note and, as such, is usurious under the law, which, in turn, makes the Loan Agreement and Promissory Note void and unenforceable.

     Promissory Note:

52. The Promissory Note in paragraph 8 provides, in part, that, "At the option of [TCA], this entire Note shall become immediately due and payable, without demand or notice, upon the occurrence of any one of the following events:"

53. Subparagraph (c) of paragraph 8 of the Note provides that "insolvency or failure of [CNHH] or any guarantor to generally pay its debts as they become due" is an event which would accelerate the repayment of the Promissory Note.

54. CNHH had been technically insolvent since March 31, 1999, and Tate, Pybas, Paulson and TCA knew it; thus, CNHH was in default under the note at the date of execution and Tate, Pybas, Paulson and TCA deliberately provided that CNHH would be.

     Baker Employment:

55. In January, 2000, and subsequent to the second installment's due date under the Loan Agreement, TCA and Paulson wrote Baker a letter on behalf of themselves and CNHH stating:

     Upon your agreement for employment with [CNHH], [TCA] will be delighted to continue its involvement with [CNHH], and its subsidiaries, as [CNHH's] major shareholder and in any other capacity as you may see fit. As a sign of my firm's commitment, we will make available (emphasis added) to [CNHH], upon your acceptance of employment, a bridge loan in the amount of $500,000, to be budgeted and utilized under the supervision of the President and Chief Executive Officer of [CNHH].

     Again, we are pleased to extend to you the enclosed Letter of Offer and are eagerly anticipating your arrival to the [CNHH] team.

56. The letter is signed by Paulson as "Managing Director, Texas Capital Advisors, Financial Advisor and Major Shareholder, CNH Holdings Company, Inc."

57. Thus, TCA and Paulson admit to having acquired a controlling interest in CNHH in spite of not providing the funds purportedly evidenced by the Loan Agreement, admit their intention, even if funding ever were to occur, that they never intended to turn the funds over to CNHH, and admit that, although no consideration or agreement was reached, they have inexplicably and unilaterally placed further restrictions on the purported loan which were not a part of the Loan Agreement.

58. CNHH never received or was ever intended to receive any proceeds of a loan from TCA or Paulson.

59. Baker subsequently accepted the offer of employment and then inexplicably received 163,000 shares of common stock valued at approximately $.75 per share, all without any authority or consideration for having done so.

60. Baker failed to file a Form 3 under the Exchange Act reporting his interest.

     Paulson's Schedule 13D:

61. Although legally obligated to have filed a Schedule 13D by December 29, 1999, Paulson and TCA failed to do so until February 4, 2000.

62. The Schedule 13D provided, speaking of the 3,000,000 shares purportedly granted to TCA and Paulson by CNHH as compensation under the Loan Agreement and of the 1,000,000 shares purportedly pledged to TCA and Paulson by CNHH as security under the Loan Agreement, that

     The securities have been issued as compensation to [TCA] in accordance with Section 6 of [the Loan Agreement] dated December 24, 1999, entered into between [TCA] and [CNHH]. [CNHH] agreed to issue to [TCA] four million (4,000,000) shares of its common stock as both collateral and compensation for making available (emphasis added) to [CNHH] a Bridge Loan in the principal amount of five hundred thousand dollars ($500,000.00). [TCA] is obligated to return one million (1,000,000) shares of the [CNHH's] common stock issued under this agreement upon payment in full of all principal and interest then due on the Bridge Loan.

63. The Schedule 13D further provided that:

     The purpose of the transaction is to provide working capital to [CNHH] for the purpose of funding the operations of [CNHH's] wholly owned subsidiaries (Telenergy Communications, Inc., Bolton Energy Services, Inc., and The NORM Services Group, Inc.) until such time as [CNHH] has developed a more stable capital structure.

64. The Schedule 13D further provided that:

     Other purposes of the tranaction include: (1) the sale of Southport Environmental & Development, Inc. (a wholly owned subsidiary of [CNHH]), (2) changing the present board of directors of [CNHH] and its subsidiaries, and (3) replacing [CNHH's] present management.

65. None of the foregoing three purposes was announced at the time the Loan Agreement was purportedly entered into, all as required by applicable securities laws.

Sale of SEDI:

66. Paulson's and TCA's Schedule 13D states that one of the purposes of the purported loan on December 24, 1999, was to provide for the sale of SEDI and to replace the board and management.

67. No public announcement of this was made on or even near December 24, 1999, as required by law.

68. No Form 8-KSB was ever filed under the Exchange Act reporting this, as required by law.

69. Further, the Schedule 13D required to have been filed by Paulson and TCA legally reporting these matters to the public by December 29, 1999, was not filed until February 4, 2000.

70. On January 13, 2000, CNHH announced that it had entered into an agreement and had in fact sold SEDI to Tate and Pybas (the "SEDI Sales Agreement").

71. No Form 8-KSB was ever filed by Paulson and TCA reporting this matter as required under the Exchange Act.

72. No contract for this sale was ever filed by Paulson and TCA as required under the Exchange Act

73. No revised financial statements of CNHH were ever filed by Paulson and TCA as required under the Exchange Act.

74. The news announcement reporting the sale states that Tate and Pybas, in exchange for the shares of SEDI, surrendered approximately 3,000,000 shares of CNHH common and 190,000 shares of CNH preferred to treasury.

75. In fact, 3,000,000 shares of CNHH common and only 186,00 of CNHH preferred were returned to treasury, leaving 14,000 convertible, preferred shares outstanding in violation of the agreements which provided for the issuance of these shares.

76. SEDI had been purchased from Tate and Pybas in June, 1998, for 6,000,000 CNHH common shares and 200,000 CNHH preferred shares.

77. SEDI was purportedly sold back to Tate and Pybas for less than one-half of what SEDI had been purchased for less than two years earlier.

78. The Form 8-KSB reporting the acquisition of SEDI on June 15, 1998, showed an audited valuation of $2,044,232 for SEDI.

79. SEDI's primary assets were oil and gas producing properties.

80. The price of oil had increased approximately 2.5 times from the acquisition of SEDI from Tate and Pybas by CNHH to the sale of SEDI to Tate and Pybas.

81. The sale of SEDI to Tate and Pybas for less than 1/2 of the original purchase price at a time when the assets held by SEDI had increased more than
2.5 times was a part of the Conspiracy, which now included Baker as a co-conspirator.

82. Paulson and Baker, in contravention to Section 14 and Regulation 14A under the Exchange Act and in contravention to applicable corporate law, attempted to call a special meeting of shareholders of CNHH for February 10, 2000 to vote on, among other things, the "proposed" sale of SEDI to Tate and Pybas.

83. The "meeting" was purportedly called after (1) a public news announcement reporting the "sale" as having been accomplished was made, (2) the purported agreement was purportedly dated, (3) 3,000,000 common shares of CNHH and 186,000 preferred shares of CNHH were returned to treasury by Tate and Pybas and (4) SEDI was transferred to Tate and Pybas.

                               CLAIMS FOR RELIEF:

FIRST CLAIM FOR RELIEF: (Exchange Act Section 10(b) and Rule 10b-5)

84. Paragraphs 1 through 83 are again alleged and incorporated in this paragraph.

85. Plaintiff, as a direct and proximate result of the efforts and actions of Tate, Pybas, TCA, Paulson and Baker in furtherance of the Conspiracy, entered into the TCA Underwriting Agreement, the Loan Agreement, the Promissory Note and the SEDI Sales Agreement and was induced to deliver shares of CNHH stock to these defendants.

86. Under the terms and conditions of the TCA Underwriting Agreement, the Loan Agreement, the Promissory Note and the SEDI Sales Agreement, as well as in furtherance of the Conspiracy, Plaintiff was forced to pay in excess of $2,250,000 in fees, which is usurious under applicable state and federal law.

87. Under the terms and conditions of the TCA Underwriting Agreement, the Loan Agreement, the Promissory Note and the SEDI Sales Agreement, shares of CNHH stock were issued and returned to treasury, all of which occurred in Denver, Colorado and which was predicated on the material, intentional, reckless and negligent misstatements of these defendants.

88. Plaintiff, through its own efforts and despite the material misstatements and omissions of these defendants, subsequently learned of the Conspiracy and of the falsity of the TCA Underwriting Agreement, the Loan Agreement, the Promissory Note and the SEDI Sales Agreement.

WHEREFORE, Plaintiff prays for judgment in his favor and against all defendants, jointly and severally, for recission of the TCA Underwriting Agreement, the Loan Agreement, the Promissory Note and the SEDI Sales Agreement, for return of all stock issued to these defendants and for punitive and compensatory damages and pre-judgment interest, for incidental and consequential damages, for costs and reasonable attorney's fees, and for such other and further relief as this Court deems just and proper.

SECOND CLAIM FOR RELIEF: (Section 11-51-101, et. seq., Colorado Revised Statutes, as amended)

89. Paragraphs 1 through 88 are again alleged and incorporated in this paragraph.

90. In soliciting the execution and delivery of the TCA Underwriting Agreement, the Loan Agreement, the Promissory Note and the SEDI Sales Agreement, as well as the delivery of CNHH common stock under these agreements and otherwise, Tate, Pybas, TCA, Paulsona and Baker made material misstatements and committed material omissions.

91. As a direct and proximate result of the material misstatements and omissions of these defendants, Plaintiff has suffered damages.

WHEREFORE, Plaintiff prays for judgment in its favor and against Tate, Pybas, TCA, Paulson and Baker, jointly and severally, for recission of the TCA Underwriting Agreement, the Loan Agreement, the Promissory Note and the SEDI Sales Agreement, for return of the stock issued to these defendants, and for punitive and compensatory damages in an amount to be determined at trial and pre-judgment interest, for incidental and consequential damages, for costs and reasonable attorneys' fees, and for such other and further relief as this Court deems just and proper.

THIRD CLAIM FOR RELIEF: (Common Law Fraud and Deceit)

92. Paragraphs 1 through 91 are again alleged and incorporated in this paragraph.

93. Tate, Pybas, Paulson, TCA and Baker had duties to Plaintiff requiring full and complete disclosure of all material information concerning the subject matter of allegations set forth above and all subsequent and attendant matters, and requiring fair dealing and good faith with regard to Plaintiff.

94. These defendants made misstatements of material fact, concealed material facts from Plaintiff, failed to disclose material facts to Plaintiff and dealt with Plaintiff without fair dealing and in bad faith.

95. These defendants' misstatements, concealments, failures to disclose, dishonest dealings and bad faith actions were made and undertaken by said defendants with the intent of creating a false impression of the actual facts in the mind of Plaintiff.

96. These defendants' misstatements, concealments, failures to disclose, dishonest dealings and bad faith actions were made with the intent to affect Plaintiff's actions and these defendants knew that by their own unclear or deceptive words, conduct and concealment they created a false impression of the actual facts in the mind of Plaintiff.

97. The misrepresentations and omissions of these defendants were willful and wanton with reckless disregard for the rights of Plaintiff.

98. These defendants knew that Plaintiff was not in a position to discover the truth for itself and that Plaintiff acted in reliance upon defendants' misstatements, concealments and failures to disclose, and Plaintiff's reliance was reasonable and justified.

99. Plaintiff was damaged as a result of its reliance and as a direct, proximate and foreseeable result of these defendants' actions, Plaintiff has sustained injuries and damage.

100. These defendants' actions were inflicted by wanton or reckless disregard for the rights and feelings of Plaintiff, entitling Plaintiff to exemplary damages.

WHEREFORE, Plaintiff prays for judgement in its favor and against all defendants, jointly and severally, for compensatory and punitive damages in an amount to be determined at trial, for pre-judgment interest, costs and reasonable attorney's fees, and for such other and further relief as this Court deems just and proper.

FOURTH CLAIM FOR RELIEF: (Negligent Misrepresentation)

101. Paragraphs 1 through 100 are again alleged and incorporated in this paragraph.

102. Tate, Pybas, Paulson TCA and Baker, at all times relevant hereto, had a pecuniary interest, direct or indirect, in each and every one of the actions and transactions relevant hereto and described herein.

103. These defendants made various representations, statements, misstatements and omissions to state material information to Plaintiff on which Plaintiff acted in reasonable reliance.

104. These defendants had a duty to Plaintiff to exercise reasonable care or competence in obtaining and communicating information to and for the use of Plaintiff and others in connection with the subject matter herein and these defendants negligently, recklessly and/or intentionally failed to fulfil said duty.

105. As a direct, foreseeable and proximate result of these defendants' actions, Plaintiff has sustained injuries, losses and damages.

WHEREFORE, Plaintiff prays for judgment in its favor and against all defendants, jointly and severally, for punitive and compensatory damages in an amount to be determined at trial, for pre-judgment interest, costs and reasonable attorneys' fees, and for such other and further relief as this Court deems just and proper.

FIFTH CLAIM FOR RELIEF: (Unjust Enrichment):

106. Paragraphs 1 through 105 are again alleged and incorporated in this paragraph.

107. Plaintiff delivered the shares of its common stock and money to and for the benefit of all of the defendants.

108. To allow the defendants to retain the securities delivered to them and to not repay Plaintiff therefor would constitute an unjust enrichment.

109. All conditions precedent to this claim have either been performed or have occurred, and Plaintiff is entitled to recover from all defendants the benefit conferred.

WHEREFORE, Plaintiff prays for judgment in its favor and against all defendants, jointly and severally, for compensatory and punitive damages in an amount to be determined at trial, for pre-judgment interest, costs and reasonable attorneys' fees, and for such other and further relief as this Court deems just and proper.


Dated this 5th day of April, 2000.

Respectfully submitted:


/s/ Mark S. Pierce
------------------
Mark S. Pierce, Reg. No. 13416
460 Ogden St.
Denver, Colorado 80218

303.282.0083 - Telephone